UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

	By:	/s/ HE DANG
	Name:	He Dang
	Title:	Chairman and Chief Executive Officer

Date: September 30, 2013

Exhibit 99.1

Charm Communications Inc. Announces Receipt of “Going Private” Proposal at $4.70 Per ADS

BEIJING, Sep. 30, 2013 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced that its board of directors has received a preliminary non-binding proposal letter dated September 30, 2013 (the “Proposal Letter”) from Mr. He Dang, the chairman of the board of directors (the “Founder”), Merry Circle Trading Limited, a British Virgin Islands company controlled by the Founder (“Merry Circle”), Honour Idea Limited, a British Virgin Islands company owned by the Founder (“Honour Idea” and, collectively with Merry Circle, the “Founder Shareholders”), and CMC Capital Partners HK Limited (collectively, the “Consortium”) to acquire all of the outstanding shares of the Company not currently owned by the Founder Shareholders in a “going private” transaction (the “Transaction”) at a price of US$4.70 in cash per American Depositary Share of the Company (“ADS”, each ADS representing two (2) Class A ordinary shares of the Company), or US$2.35 in cash per Class A ordinary share of the Company, and US$2.35 in cash per Class B ordinary share of the Company, subject to certain conditions.

According to the Proposal Letter, the acquisition is intended to be financed by debt and/or equity capital and the Consortium has been in discussions regarding potential debt financing with China Merchants Bank (the “Bank”), which has expressed interest in financing the proposed acquisition. Furthermore, the Proposal Letter specifies that the Consortium’s proposal constitutes only a preliminary indication of its interest, and is subject to negotiation and execution of definitive agreements relating to the proposed Transaction. A copy of the Proposal Letter is included at the end of this press release.

The Company’s board of directors intends to form a special committee of disinterested directors to consider the proposal and cautions the Company’s shareholders and others considering trading in its securities that the board of directors has just received the proposal and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that this or any other transaction will be approved or consummated.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as a number of major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please visit http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Cindy Wang

Vice President of Finance

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Phone: +1-616-551-9714

Email: chrm@ogilvy.com

The Proposal Letter

September 30, 2013

The Board of Directors

Charm Communications Inc.

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025,

People’s Republic of China

Dear Sirs:

Mr. He Dang (the “Founder”), Merry Circle Trading Limited, a British Virgin Islands company controlled by the Founder, Honour Idea Limited, a British Virgin Islands company owned by the Founder (the foregoing two parties, the “Founder Shareholders” and, collectively with the Founder, the “Founder Parties”), and CMC Capital Partners HK Limited, a Hong Kong company, as advisor to funds managed and/or advised by it (“Sponsor”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of Charm Communications Inc. (the “Company”) not already owned by the Founder Shareholders in a going-private transaction (the “Acquisition”) as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 17.2% to the Company’s closing price on September 27, 2013 and a premium of 14.3% to the volume-weighted average closing price during the last 30 trading days.

1. Consortium. The Founder Parties and Sponsor (each, a “Consortium Member” and, collectively, the “Consortium”) have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition.

2. Purchase Price. We are prepared to acquire all of the outstanding ordinary shares of the Company not already owned by the Founder Shareholders. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing two Class A ordinary shares of the Company) will be $4.70 in cash, or $2.35 in cash per Class A ordinary share. The consideration payable for each Class B ordinary share of the Company will be $2.35 in cash (other than those Class B ordinary shares held by the Founder Shareholders that are expected to be rolled over in connection with the Acquisition).

3. Funding. We intend to finance the Acquisition with a combination of debt and equity capital. We have been in discussions with China Merchants Bank (the “Bank”) about financing the Acquisition and the Bank has provided the Consortium with a highly confident letter dated the date hereof, indicating that they are highly confident of their ability to fully underwrite the debt financing for the Acquisition subject to the terms and conditions set out therein. Equity financing would be provided from the Consortium Members.

4. Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements (as defined below).

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of the Founder in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that the Founder will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

7. Advisors. We have engaged Simpson Thacher & Bartlett as international legal counsel to the Consortium and the Founder Parties and Weil, Gotshal & Manges LLP as international legal counsel to Sponsor. The Consortium will engage PRC legal counsel and Cayman Islands legal counsel, and accounting and tax advisors in due course.

8. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

9. About the Sponsor. CMCI Partners L.P. (“CMC Capital”) is a leading China-focused private equity fund that is focused on investments in China’s media and entertainment (“M&E”) sector. Led by its founder and Chairman, Mr. Ruigang Li, CMC Capital’s management team has extensive industry experience and a proven track record in operating and investing in China’s M&E sector. Specifically, in 2010, Mr. Ruigang Li and his team founded China Media Capital to establish China’s first M&E focused fund – acquiring significant stakes in Star China (formerly News Corporation’s China assets), Oriental DreamWorks (a joint venture with DreamWorks Animation), TVB China (a joint venture with TVB) and OCJ, China’s No #1 TV shopping business.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

FOUNDER PARTIES:

Mr. He Dang
/s/ He Dang

Merry Circle Trading Limited

By:	/s/ He Dang
Name:	He Dang
Title:	Director

Honour Idea Limited

By:	/s/ He Dang
Name:	He Dang
Title:	Director

SPONSOR:

CMC Capital Partners HK Limited

By:	/s/ Min Zhu
Name:	Min Zhu
Title:	Director